UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1 MTS.RU MOSCOW, November 16, 2022 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), a leading provider of digital and media services and Russia’s largest mobile operator, announces its third - quarter 2022 financial and operating results. In Q3 2022, Consolidated Group Revenue increased 0.8% year - over - year to RUB 137.7 bn , primarily driven by the Company’s Telecom, Fintech, and Media verticals . Group OIBDA amounted to RUB 60.5 bn , supported by growth in all main business - lines. In Q3 2022, Group Net Profit amounted to RUB 12.3 bn. 1 Adjusted OIBDA for 9M 2022 doesn't include a loss from impairment of non - current assets of RUB 489 m. 2 Attributable to owners of the Company. 3 The financial results for the Media operating segment are presented in the « Other » category in the Group’s consolidated financial statements . MTS REPORTS increased 0 . 8 % year - over - year to RUB 137 . 7 bn . Consolidated Group Revenue for 9 M 2022 increased 3 . 0 % to RUB 397 . 4 bn . amounted to RUB 60 . 5 bn . Group Adjusted OIBDA 1 for 9 M 2022 amounted to RUB 168 . 7 bn . amounted to RUB 12 . 3 bn . Group Net Profit for 9 M 2022 reached RUB 27 . 1 bn . Q 3 2022 Consolidated Group Revenue Q 3 2022 Group OIBDA Q 3 2022 Group Net Profit 2 MTS continues to implement its long - term business strategy by developing a digital services ecosystem based on a leading telecom platform . However, the level of external uncertainty remains extremely high . We have more than doubled the number of users of our MTS Premium ecosystem subscription and MTS Cashback loyalty service year - over - year . It’s important to note the continued growth of our digital businesses - KION, MTS Entertainment, MTS Music, MTS Stroki and others . We also continue to invest in new areas such as MTS Travel, Smart Home and cybersecurity . I would also like to point out the solid development of the B 2 B services based on IoT , artificial intelligence and big data analytics . We have launched a number of products for small and medium - sized businesses that help entrepreneurs in day - to - day operations . We are also strengthening our leadership in biometrics, with tens of millions of data samples . At the same time, MTS continues to provide high - quality communication services, which remain a fundamental necessity in all kinds of economic environment . I am confident that our ability to provide seamless networks and a convenient customer experience in our ecosystem through the expansion of our service portfolio underpins business resilience even in the face of economic constraints Viacheslav Nikolaev, President & CEO, commented

2 MTS.RU BUSINESS - LINES TELECOM ▪ Russia connectivity services revenue increased 2.1% year - over - year to reach RUB 110.3 bn in Q3 2022. ▪ The number of three - month active mobile subscribers in Russia increased slightly quarter - on - quarter, totaling 80.2 m. ▪ Russia sales of handsets and accessories declined 42.1% year - over - year to RUB 10.3 bn in Q3 2022. ▪ The number of monthly active MyMTS app users grew slightly to 26.3 m as of the end of Q3 2022. FINTECH ▪ Fintech revenue grew 47.9% year - over - year in Q3 2022 to reach RUB 18.7 bn. ▪ The number of MTS Bank clients increased 18.0% year - over - year to 3.3 m as of the end of the quarter. ▪ The number of 3 - month active users of the MTS Bank mobile app grew 40.7% year - over - year to 2.0 m as of the end of Q3 2022. MEDIA ▪ The number of over - the - top media subscribers grew 15% quarter - on - quarter, reaching 5.7 m as of the end of Q3 2022. ▪ The total number of media pay - TV viewers increased 8.4% quarter - on - quarter to 10.1 m by the end of Q3 2022. ECOSYSTEM ▪ The number of MTS ecosystem clients surged to 12.8 m as of the end of Q3 2022, up 63% compared to Q3 2021. ▪ The average number of products per customer increased to 1.58, up from 1.39 in the same period last year.

3 MTS.RU 4 Financials for 2021 and 1 Q 2022 have been restated due to the deconsolidation of NVision a . s . (Czech Republic) . 5 Net of cash proceeds under sharing agreement . 6 Excluding lease obligations . 7 Adjusted OIBDA for 9 M 2022 doesn't include a loss from impairment of non - current assets of RUB 489 m . FINANCIAL 3Q22 3Q21 Change, % Revenue 137. 7 136.6 0.8% o/w Russia 135.8 134.8 0.7% OIBDA 60 .5 61.3 - 1.3% o/w Russia 59.7 60.0 - 0.5% Operating profit 32. 6 33.4 - 2. 4 % Profit attributable to owners of the Company 12.3 16. 5 - 25.1 % Cash CAPEX 5 15.5 33.1 - 53.1% Net debt 6 41 4 .8 396.7 4.6% Net debt / LTM Adjusted OIBDA 1.9 1.8 0.1x 9 M 2022 highlights 9 M22 9 M21 Change , % Group Revenue 397.4 385.8 3.0% Group Adjusted OIBDA 7 168.7 173.6 - 2.8% Operating cash flow 125 .5 87 .8 42 .9% Free cash flow ex - Bank & cash proceeds from sale of VF Ukraine 17.7 23.0 - 23.0% Consolidated MTS Group key figures 4 (RUB bn) In Q 3 2022 , Group Revenue grew 0 . 8 % to RUB 137 . 7 bn primarily driven by growth in core connectivity services as well as the Fintech and Media segments . However, this was almost offset by a drop in sales of handsets & accessories due to imposed import restrictions . Group OIBDA demonstrated slight decrease y/y to RUB 60 . 5 bn largely due to growth of expenses for IT specialists and personnel motivation . On a positive side, OIBDA was supported by growth in all the main business segments – Telecom, Retail, Fintech and Media . Group Net Profit amounted to RUB 12 . 3 bn . Versus the year - ago quarter, pressure came from increased financing costs amid a higher interest rate environment, and negative FX differences caused by a weaker Russian ruble as compared to the end of Q 2 2022 . Q 3 2022 Group Cash Capital Expenditures amounted to RUB 15 . 5 bn , with a year - over - year decrease of 53 . 1% , largely due to the restrictions imposed on the purchase of network equipment in 2022 . At the end of Q 3 2022 , MTS’s Net Debt 6 stood at RUB 414 . 8 bn with a net debt weighted average interest rate of 7 . 2% . The decrease of 0 . 4 p . p . from the prior quarter is mainly attributable to the easing of monetary policy and the gradual reduction in CBR rate . The Group’s Net debt ex - LL to Last - Twelve - Months Adjusted OIBDA ratio remained unchanged from Q 2 2022 at 1 . 9 x .

4 MTS.RU 8 Number of owned and franchised MTS stores in operation at the end of the reporting period . (RUB bn) 3Q22 3Q21 Change, % Revenue 135.8 134.8 0.7% B2C 93.3 93.2 0.1% Connectivity 67.6 66.4 1.9% sales of handsets 8.4 15.9 - 47.2% bank revenue 16.4 10.7 52.4% other 0.9 0. 2 288.6% B2B/G 29.9 26.4 13.1% Connectivity (ex bulk sms ) 17.3 16.4 5.2% Marketer 6.4 5.2 23.5% sales of handsets 1.9 1.8 2.3% bank revenue 2.0 1.7 16.4% cloud&other 2.3 1.2 86.5% B2O 19.0 20.0 - 5.0% Eliminations - 6.4 - 4.9 31.1% OIBDA 59.7 60.0 - 0.5% margin 43.9% 44.5% - 0.6p.p Net profit 11.9 15.8 - 24.6% margin 8.8% 11.7% - 2.9p.p Number of MTS Retail stores 8 5363 5469 - 1.94% Informative : connectivity revenue 110.3 108.0 2.1% Russia results (accounts for over 98% of Group revenue) In Q 3 Connectivity services revenue in Russia grew 2 . 1 % year - over - year to RUB 110 . 3 bn supported by a solid performance in the B 2 C segment . B 2 B segment growth slowed as the MTT acquisition effect was no longer in place towards the end of Q 2 2021 . Pressure from the B 2 O segment had no significant impact on OIBDA . Income from banking services continued to see robust year - over - year growth ; up 47 . 5 % to reach RUB 18 . 4 bn . In retail , sales of handsets and accessories in Russia dropped by 42 . 1 % year - over - year to RUB 10 . 3 bn in Q 3 2022 .

5 MTS.RU SHAREHOLDER In June, at the Annual General Meeting of Shareholders (AGM), MTS shareholders approved annual dividends of RUB 33.85 per ordinary MTS share based on the Company’s full - year 2021 financial results, equivalent to a total of RUB 66.3 bn (RUB 66,334,910,976.95) when including quasi - treasury shares owned by MTS subsidiaries. FY2021 dividend payments in the amount of RUB 48,2bn were completed by August 16, 2022. Holders of American Depositary Receipts (ADR) will have the right to receive dividends after conversion of the depositary receipts into ordinary shares according to the current Russian legislation, subject to legal and regulatory limitations and restrictions that exist and/or may appear in the future. Under the currently closing down MTS ADR program, the period for the conversion of ADRs into MTS ordinary shares will generally end by January 12, 2023 (inclusive), subject to newly enacted by various authorities laws and regulations that may accelerate or delay this anticipated timeline.

6 MTS.RU OTHER COUNTRY (AMD bn) 3Q22 3Q21 Change, % Revenue 13.3 12. 9 3.4% OIBDA 7. 4 6 .8 8 .7% margin 55.7% 53.0% 2.7 p.p Net profit 3.3 1.2 181.0% margin 25.1% 9.2% 15.9 p.p (BYN m) 3 Q22 3 Q21 Change, % Revenue 372 353 5.4% OIBDA 195 179 8.9% margin 52.6% 50.8% 1.8 p.p Net profit 118 94 25.5% margin 31.5% 26.9% 4.6 p.p In Armenia , revenue in Q 3 2022 increased 3 . 4 % year - over - year and amounted to AMD 13 . 3 bn , reflecting a growing demand for mobile connectivity and content services . For the quarter, Armenia OIBDA amounted to AMD 7 . 4 bn on the back of growth in voice and data, sms and interconnect services . In Q 3 2022 , the number of mobile subscribers in Armenia amounted to 2 . 3 m ; 2 . 2 % higher compared to the previous quarter . Armenia Belarus In Belarus, which is not consolidated, revenue in Q 3 2022 increased 5 . 4 % year - over - year to reach BYN 372 m . Belarus OIBDA surged 8 . 9 % to BYN 195 m, reflecting growth in revenue from data transfer due to increased traffic consumption and growth of retail margin . The number of mobile subscribers in Belarus remained largely unchanged at 5 . 7 m as of the end of the reporting period .

7 MTS.RU RECENT COMPANY Corporate developments In May, the Russian Government Commission on Monitoring Foreign Investment (“the Commission”) approved the Company’s request to maintain its American Depositary Receipts (ADR) program. The Commission’s decision provided for the continuation of circulation of MTS ADRs until July 12, 2022 (inclusive). In June, MTS informed JPMorgan Chase Bank, N.A., the depositary under the existing MTS ADR program, of its intention to terminate the Deposit Agreement, effective as of July 13, 2022. In July, MTS was notified by the New York Stock Exchange (“NYSE”), that the staff of NYSE Regulation had determined to commence proceedings to delist the Company’s ADRs. In August, MTS received confirmation from the NYSE that the Company’s ADRs had been delisted from the NYSE effective August 8, 2022. Under the terms of the Deposit Agreement, the conversion of MTS’s ADRs into MTS’s ordinary shares shall be completed within six months after July 12, 2022, i.e., by January 12, 2023 (inclusive). In August, MTS filed an application with J.P. Morgan Bank International for the launch of MTS ADR automatic conversion into ordinary shares under the current Russian legislation. J.P. Morgan Bank International is the Russian depositary which accounts for American Depositary Receipts (ADR) of MTS under the MTS ADR Program held by JPMorgan Chase Bank, N.A. (JPMorgan). During the automatic conversion process, all Russian depositaries that accounted for ADRs have written ADRs off from the holders' accounts and instead, credited MTS ordinary shares. In July, MTS announced new appointments to the management team: ▪ Marina Nastasenko was appointed to a new position as a Management Board member – Vice President for Digital Products, effective September 5. Before the appointment, she served as General Director of Salyut for Business, a part of the Sber ecosystem. ▪ Evgeniya Naumova , former Executive Vice President for Corporate Business of Kaspersky Lab, was appointed to the new position of Director for Cybersecurity. ▪ Andrey Rego , previously head of the Department of Regulatory Policy and Interaction with Federal Authorities at MTS, was appointed Vice President for Government Relations. Ruslan Ibragimov , the former Vice President for Government Relations and Board member of MTS, left the company due to the expiration of his employment contract.

8 MTS.RU Debt In August, MTS successfully completed the simultaneous placement of bonds from two issuers that are full - fledged participants of the same ecosystem – MTS and MTS Bank . MTS issued RUB 20 bn series 001 P - 22 exchange - traded bonds with a maturity of two years and a coupon rate of 8 . 30 % per annum and MTS Bank issued – RUB 7 bn series 001 P - 02 exchange - traded bonds with a maturity of three years and a coupon rate of 9 . 55 % per annum . M&A In July, MTS announced the acquisition of a 100 % stake in Bronevik Online LLC and Bronevik Company LLC ( Bronevik Group, one of the market leaders in online hotel booking) . The acquisition is aimed at developing a new business line, MTS Travel, in the tourism industry . Bronevik Group was founded in 2008 and, today, is one of the market leaders in online hotel booking, transfer, and related services . It develops private and business tourism by providing accommodation booking services in Russia, neighboring countries and beyond . In July, MTS announced the acquisition of a controlling stake in the Webinar group of companies (the Webinar Meetings, Webinar . ru, We . Study and COMDI brands), the largest Russian developer of services for online meetings, events, training and webinars . Founded in 2008 , today it is the leader among Russian videoconferencing solutions and video services for corporations . Webinar services are included in the register of domestic software and have their own server infrastructure in Russia . In July, MTS acquired a 25 % stake in New Digital Solutions LLC, a joint venture to develop 5 G technology, which brings together Russia’s largest telecom operators . The goal of the joint venture is to provide radio frequency resources to build 5 G mobile networks in Russia . In August, the MTS Corporate Venture Fund invested in the Belarusian start - up LogicLike , an online educational platform for the development of logic and reasoning in children . Now, LogicLike’s interactive courses and games for children’s comprehensive educational development are available to both new and existing subscribers of MTS’s ‘NETARIF’ Junior . In October, MTS PJSC and MTS Auto LLC, a 100 % subsidiary of MTS, announced about the investments in Navitel Group, a Russian provider of navigation and cartographic solutions . The deal will enable MTS to create its own geoservices platform for the development of an ecosystem of services and transport solutions . Founded in 2006 , Navitel Group is a developer and distributor of navigation software, and an independent provider of geoservices and monitoring services in Russia . Navitel also develops navigation devices and video recorders . In October, MTS closed the deal on the sale of NVision a . s . in the Czech Republic ; the plant that specializes in the production and supply of Tier 2 electronic components for the automotive industry, as well as microelectronic components . The deal received all corporate approvals, including from the MTS Board of Directors .

9 MTS.RU Cloud & IoT In August, MTS announced the launch of its proprietary Smart Lock, the first IoT solution in Russia for keyless access to protected facilities . The solution is a vandal - resistant lock with a built - in NB - IoT radio module that can be opened and locked remotely from a mobile application, via a web interface or by calling an operator . In August, MTS opened a new Data Center in Novosibirsk, the first modular MTS DC in eastern Russia . MTS corporate clients in Siberia will be able to use the new facilities to migrate IT systems to the # CloudMTS , to process and store data, backup, protect against DDos attacks and other business tasks . Between August and October, MTS successfully implemented a system for the continuous monitoring of the climate regime using its own Celsium IoT solution in a medical center and a number of cultural facilities in four regions of Russia . Celsius is a portable sensor that monitors temperature, humidity, pressure and indoor air quality . In September, MTS deployed an intelligent security system on the territory of the largest resource supply organization in the Yamalo - Nenets Autonomous Okrug , the Urengoy Electric Grid Company . The solution, based on integrated video surveillance, conducts round - the - clock monitoring of production facilities, and ensures the safety of the distribution enterprise’s territory in the far north .

10 MTS.RU Innovation and products In September, MTS introduced the “ Stroki ” digital book service with a complete catalog of popular classics, contemporary literature, exclusive editions, and author's podcasts, as well as its own publishing house . The library catalog will include hundreds of thousands of books, audiobooks and magazines . Under the new brand, Stroki will produce original content, as well as publish foreign bestsellers with exclusive rights . In October, MTS announced that MTS AI had developed a SuperResolution solution that allows the conversion of videos to 4 k format, as well as an algorithm for skipping titles and repeating screensavers in series, for the KION online cinema . In November, MTS announced the launch of two new TV channels of its own production - FamilyJam and DetectiveJam . Both channels are available in HD . The TV channels will be available for viewing to users of all MTS services, including the KION online cinema, as well as MTS home and satellite TV . Partnerships In August, MTS announced the development of a new type of partnership with regional operators to create and promote joint convergent products . The project will enable MTS, together with high - quality local operators, to offer popular products and digital services (fixed broadband, mobile connectivity, KION OTT platform and/or IPTV) on regional markets . In August, MTS and car sharing service BelkaCar announced the launch of a series of free audio guides for car drivers on the MTS Music platform . The route of the first audio guide will run from Moscow to the museum - estate " Yasnaya Polyana " in the Tula region . In September, MTS Entertainment signed the agreements on the transfer of management of the Music Media Dome multimedia space in Moscow and the M - 1 Arena concert and sports complex in St . Petersburg . The venues will become part of the MTS Live federal network and will be named MTC Live Hall in Moscow and MTC Live Arena in St . Petersburg . According to the signed agreements, all operational management of the venues is transferred to MTS Entertainment . This includes organizing concerts and leasing venues for events and shows, selling tickets, operating bars and restaurants, sponsorships, and advertising integration . In November, MTS announced a strategic partnership with Rubbles, a Russian provider of business optimization solutions based on big data . The companies will jointly develop products for different industries . Rubbles specializes in business and technology process optimization based on big data analysis and artificial intelligence . The company helps to automate demand analysis, pricing, process control, and personalize customer communications .

11 MTS.RU CAUTIONARY NOTE ON Some of the information in this press release may contain projections or other forward - looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20 - F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward - looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the situation in Ukraine, the expansion of sanctions and restrictive measures imposed on the Russian Federation and a number of Russian legal and natural person by the United States, European Union, United Kingdom and certain other states, responsive measures of regulatory, legislative and other nature made by Russian authorities as a reaction to foreign sanctions and restrictive measures, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; impact of decisions by a number of foreign suppliers of goods, works, services and software to suspend or stop providing the supply of goods, works, services and software to Russian legal and natural persons the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks, as well as potential aggravation of existing risk factors or appearance of new.

12 MTS.RU 9 Totals may add up differently due to rounding . NOTE ON FINANCIAL Group (RUB bn) Q3’21 Q4’21 Q1’22 Q2’22 Q3’22 Operating profit 33. 4 25.7 26.7 22.3 32.6 Add: D&A 27. 8 29. 6 29. 5 29.2 27.8 Loss from impairment of non - current assets - - 0.2 0.3 - Adjusted OIBDA 61.3 55.4 56. 4 51.8 60.5 Russia (RUB bn) Q3’21 Q4’21 Q1’22 Q2’22 Q3’22 Operating profit 32.8 25.3 25.7 22.2 32.3 Add: D&A 27.2 29.0 28.9 28.7 27.4 Loss from impairment of non - current assets - - 0.2 0.3 - Adjusted OIBDA 60.0 54.4 54.9 51.2 59.7 Armenia (RUB m) Q3’21 Q4’21 Q1’22 Q2’22 Q3’22 Operating profit 390 346 528 528 606 Add: D&A 632 594 595 462 470 OIBDA 1022 940 1123 990 1076 This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non - IFRS. The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non - IFRS financial measures, may differ. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows 9 :

13 MTS.RU 10 Totals may add up differently due to rounding Group Q3’21 Q4’21 Q1’22 Q2’22 Q3’22 Operating margin 24.5% 18.1% 20.2% 17.5% 23.7% Add: D&A 20.4% 20.9% 22.4% 22.9% 20.2% Loss from impairment of non - current assets 0.2% 0.2% Adjusted OIBDA margin 44.8% 39.0% 42.7% 40.6% 43.9% OIBDA and OIBDA margin can be reconciled to our operating margin as follows 10 : Russia Q3’21 Q4’21 Q1’22 Q2’22 Q3’22 Operating margin 24.3% 18.1% 19.8% 17.6% 23.8% Add: D&A 20.2% 20.7% 22.3% 22.8% 20.1% Loss from impairment of non - current assets - - 0.2% 0.2% Adjusted OIBDA margin 44.5% 38.8% 42.2% 40.6% 43.9% Armenia Q3’21 Q4’21 Q1’22 Q2’22 Q3’22 Operating margin 20.2% 18.4% 25.4% 28.7% 31.3% Add: D&A 32.8% 31.6% 28.6% 25.1% 24.3% OIBDA margin 53.0% 49.9% 54.0% 53.8% 55.7% Group (RUB bn) 9m21 12m21 3m21 6m22 9m22 Group free cash flow - 5.9 2 7.7 - 33.6 - 13.6 35.5 Less: Bank free cash flow - 30.1 - 27.5 - 13.6 - 8 . 3 17.8 Less: С ash proceeds from sale of VF Ukraine 1.3 1.3 - - Free cash flow ex - Bank and cash proceeds from sale of VF Ukraine 23 . 0 53 . 9 - 20.0 - 5 . 3 17.7 Free cash flow ex - Bank can be reconciled to our free cash flow as follows:

14 MTS.RU Definitions Total debt . Total debt represents short - term and long - term debt excluding lease obligations and debt issuance costs . Net debt . Net debt represents total debt less cash and cash equivalents, short - term investments, long - term deposits, swap and currency hedging . Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry . Our net debt calculation may not be similar to the net debt calculation of other companies . The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS . Free Cash Flow . Free cash flow is represented by net cash from operating activities less cash used for certain investing activities . Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry . Our free cash flow calculation may not be similar to the free cash flow calculation of other companies . Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS . Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin . OIBDA represents operating income before depreciation and amortization . OIBDA margin is defined as OIBDA as a percentage of our net revenues . OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss . We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt . While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non - cash current period allocation of costs associated with long - lived assets acquired or constructed in prior periods . Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry . We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded . Subscriber . We define a “subscriber” as an organization or individual, whose SIM - card : ▪ shows traffic - generating activity or ▪ accrues a balance for services rendered or ▪ is replenished or topped off over the course of any three - month period, inclusive within the reporting period, and was not blocked at the end of the period .

15 MTS.RU CONSOLIDATED Nine months ended Nine months ended Three months ended Three months ended September 30, 2022 September 30, 2021 September 30, 2022 September 30, 2021 Service revenue 364,601 336,893 126,998 118,556 Sales of goods 32,792 48,955 10,657 18,039 Revenue 397,393 385,848 137,655 136,595 Cost of services (112,042) (96,599) (38,089) (34,755) Cost of goods (29,424) (47,677) (9,370) (17,435) Selling, general and administrative expenses (78,003) (68,525) (27,138) (22,889) Depreciation and amortization (86,601) (81,321) (27,845) (27,833) Operating share of the profit of associates and joint ventures 3,508 4,289 1,214 1,296 Impairment of non - current assets (489) 10 - - Other operating expenses (12,737) (3,767) (3,811) (1,559) Operating profit 81,605 92,258 32,616 33,420 Other non - operating income / (expenses): Finance income 1,036 2,033 680 476 Finance costs (44,793) (29,710) (13,834) (10,645) Other non - operating income 2,223 844 (3,169) (488) Total other non - operating expenses, net (41,534) (26,833) (16,323) (10,657) Profit before tax from continuing operations 40,071 65,425 16,293 22,763 Income tax expense (9,526) (15,442) (3,548) (6,154) Profit for the period from continuing operations 30,545 49,983 12,745 16,609 Discontinued operation : Profit after tax for the period from discontinued operation (2,803) 535 (136) 95 Profit for the period 27,742 50,518 12,609 16,704 Profit for the period attributable to non - controlling interests (602) (659) (272) (237) Profit for the period attributable to owners of the Company 27,140 49,859 12,337 16,467 MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (AMOUNTS IN MILLIONS OF RUB EXCEPT PER SHARE AMOUNT)

16 MTS.RU Other comprehensive ( loss ) / income Items that may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations (3,122) 829 2,146 333 Net fair value (loss)/income on financial instruments (257) - (172) - Other comprehensive (loss) / income for the period (3,379) 829 1,974 333 Total comprehensive income for the period 24,363 51,346 14,583 17,037 Less comprehensive income for the period attributable to the noncontrolling interests (602) (659) (272) (237) Comprehensive income for the period attributable to owners of the Company 23,761 50,687 14,311 16,800 Weighted average number of common shares outstanding, in thousands - basic 1,677,886 1,700,893 1,684,411 1,672,253 Earnings per share attributable to the Group - basi с : EPS from continuing operations 17.85 29.00 7.40 9.79 EPS from discontinued operation (1.67) 0.31 (0.08) 0.06 Total EPS - basic 16.18 29.31 7.32 9.85 Weighted average number of common shares outstanding, in thousands - diluted 1,703,881 1,706,255 1,709,967 1,684,833 Earnings per share attributable to the Group - diluted: EPS from continuing operations 17.57 28.91 7.29 9.72 EPS from discontinued operation (1.64) 0.31 (0.08) 0.06 Total EPS - diluted 15.93 29.22 7.21 9.78

17 MTS.RU MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2022 AND AS OF DECEMBER 31, 2021 (AMOUNTS IN MILLIONS OF RUB) As of September 30, 2022 As of December 31, 2022 NON - CURRENT ASSETS: Property , plant and equipment 309,039 311,250 Investment property 1,951 2,498 Right - of - use assets 121,383 132,343 Intangible assets 158,953 142,951 Investments in associates 8,546 8,735 Other investments 8,358 4,591 Deferred tax assets 13,523 11,683 Accounts receivable, related parties 1,882 5,000 Bank loans to customers and interbank loans due from banks 123,712 118,342 Other financial assets 3,229 9,335 Other non - financial assets 4,878 5,790 Total non - current assets 755,454 752,518 CURRENT ASSETS: Inventories 11,892 18,981 Trade and other receivables 35,365 37,897 Accounts receivable , related parties 3,886 2,287 Bank loans to customers and interbank loans due from banks 95,384 87,594 Short - term investments 20,162 28,972 VAT receivable 9,340 11,746 Income tax assets 5,611 2,021 Assets held for sale 2,177 549 Cash and cash equivalents 81,094 40,590 Other financial current assets 22,998 27,349 Advances paid and prepaid expenses, contract and other non - financial current assets 13,759 5,314 Total current assets 301,668 263,300 Total assets 1,057,122 1,015,818 EQUITY: Equity attributable to owners of the Company* - 20,545 9,766 Non - controlling interests 5,491 4,838 Total equity - 15,054 14,604 NON - CURRENT LIABILITIES: Borrowings 367,106 350,300 Lease obligation 125,178 135,800 Bank deposits and liabilities 8,924 14,313 Deferred tax liabilities 21,934 17,901 Provisions 10,622 7,288 Other financial liabilities 3,292 180 Other non - financial liabilities 1,993 2,012 Total non - current liabilities 539,049 527,794 CURRENT LIABILITIES: Trade and other payables 61,512 72,078 Accounts payable, related parties 1,320 4,107 Borrowings 148,658 111,839 Lease obligation 19,417 18,709 Bank deposits and liabilities 234,032 207,055 Income tax liabilities 696 768 Provisions 14,517 17,479 Other financial liabilities 427 202 Other non - financial and contract liabilities 52,548 41,183 Total current liabiliites 533,127 473,420 Total equity and liabilities 1,057,122 1,015,818

18 MTS.RU MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (AMOUNTS IN MILLIONS OF RUB) Nine months ended Nine months ended September 30, 2022 September 30, 2021 Profit for the period 27,742 50,517 Adjustments for : Depreciation and amortization 86,699 81,408 Finance income (1,036) (2,033) Finance costs 44,808 29,717 Income tax expense 9,494 15,463 Net foreign exchange gain and change in fair value of financial instruments (961) (1,074) Share of the (profit) / loss of associates (3,695) (4,433) Inventory obsolescence expense 1,670 1,057 Impairment of financial assets 20,139 8,250 Change in provisions (729) 393 Impairment of non - current assets 489 (10) Other non - cash items (204) (4,831) Movements in operating assets and liabilities: Increase in trade and other receivables and contract assets (512) (5,375) Increase in bank loans to customers and interbank loans to banks (36,010) (72,268) Decrease/(increase) in inventory 4,341 (94) Decrease/(increase) in VAT receivable 2,397 (2,259) Decrease in advances paid and prepaid expenses 47 1,045 (Decrease)/Increase in trade and other payables, contract liabilities and other liabilities (7,166) 4,585 Increase in bank deposits and other bank liabilities 28,116 25,363 Dividends received 3,146 3,202 Income taxes paid (12,457) (13,111) Interest received 966 1,720 Interest paid, net of interest capitalised (41,816) (29,439) Net cash provided by operating activities 125,468 87,793 CASH FLOWS FROM INVESTING ACTIVITIES: Aquisition of subsidiary, net of cash acquired (12,989) (9,821) Purchases of property, plant and equipment (50,161) (57,137) Purchases of other intangible assets (excl. cost to obtain contracts) (25,606) (31,082) Cost to obtain and fulfill contracts, paid (3,262) (2,741)

19 MTS.RU Proceeds from sale of property, plant and equipment and assets held for sale 3,553 3,906 Purchases of short - term and other investments (1,990) (9,691) Proceeds from sale of short - term and other investments 9,594 8,906 Investments in associates (1,347) (1,087) Cash payments related to swap contracts (783) (349) Proceeds from sale of subsidiaries (129) 1,272 Other investing activities 434 3,084 Net cash used in investing activities (82,686) (94,740) CASH FLOWS FROM FINANCING ACTIVITIES: Repayment of loans (36,001) (9,133) Proceeds from loans 68,128 46,047 Repayment of notes (20,796) (20,813) Proceeds from issuance of notes 49,900 4,350 Notes and debt issuance cost paid (187) (95) Lease obligation principal paid (12,001) (11,361) Dividends paid (40,951) (44,301) Repurchase of common stock - (18,390) Other financing activities (1,898) (3,474) Net cash provided by / (used in) financing activities 6,194 (57,170) Effect of exchange rate changes on cash and cash equivalents (8,393) (14) NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS: 40,583 (64,131) CASH AND CASH EQUIVALENTS, at beginning of the period 40,590 85,469 CASH AND CASH EQUIVALENTS, at end of the period 81,173 21,338 Contacts ir.mts.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: November 16, 2022